Sorrento Therapeutics, Inc.

9380 Judicial Drive

San Diego, California 92121

August 8, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0406

Re:	Sorrento Therapeutics, Inc.
Registration Statement on Form S-3, as amended
Initially Filed June 29, 2016
File No. 333-212302

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sorrento Therapeutics, Inc. (the “Company”) hereby requests that the effectiveness of the Registration Statement on Form S-3 (Registration No. 333-212302) of the Company, as amended (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on June 29, 2016, be accelerated so that such Registration Statement shall become effective at 4:30 p.m. (Eastern Time) on Wednesday, August 10, 2016, or as soon as possible thereafter. There are no underwriters for this proposed offering, which is an offering of the Company’s common stock by selling stockholders.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

The Company hereby acknowledges that: (a) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Jeffrey T. Hartlin of Paul Hastings LLP, by telephone at (650) 320-1804 or by email at jeffhartlin@paulhastings.com.

Securities and Exchange Commission

August 8, 2016

Sincerely,

SORRENTO THERAPEUTICS, INC.

By:	/s/ Henry Ji, Ph.D.
Henry Ji, Ph.D.
President and Chief Executive Officer

cc:	Kevin M. Herde, Sorrento Therapeutics, Inc.
Jeffrey T. Hartlin, Paul Hastings LLP